SCHEDULE A

To the SUBADVISORY AGREEMENT made as of the 24th day of August, 2006, by and between Allianz Life Advisers, LLC, and Oppenheimer Capital LLC.

Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedules:

Fund                                   Rate      Average Daily Net Assets*
AZL OCC Opportunity Fund               0.60%     First $50 million
                                       0.55%     Next $200 million
                                       0.50%     Thereafter

* When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, for AZL OCC Opportunity Fund, if average daily net assets are $350 million, a rate of 60 bps would apply to $50 million, a rate of 55 bps would apply to $200 million, and a rate of 50 bps would apply to the remaining $100 million.

The rates set forth above apply to average daily net assets that are subject to the Subadviser's investment discretion in the Funds.


Acknowledged:
ALLIANZ INVESTMENT MANAGEMENT LLC            OPPENHEIMER CAPITAL LLC

By:                                          By:

Name:                                        Name:

Title                                        Title



                                             Updated: November 24, 2008